LAREDO PETROLEUM, INC.
15 W. SIXTH STREET, SUITE 900
TULSA, OKLAHOMA 74119

February 13, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act of 1934
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Laredo Petroleum, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on February 13, 2020. This disclosure can be found in Item 1.—Business of the Annual Report on Form 10-K and is incorporated by reference herein.

Very truly yours,

Laredo Petroleum, Inc.

By:	/s/ Mark D. Denny
Mark D. Denny
Senior Vice President & General Counsel